CUSIP No. 75689M101	Page 1 of 20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

Mr. Jeffrey Blumberg Drinker Biddle & Reath LLP 191 North Wacker Drive, Suite 3700 Chicago, Illinois 60606 (312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	Page 2 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 494,424 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 494,424 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,424 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75689M101	Page 3 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 861,334 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 861,334 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 4 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,372,966 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,372,966 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 5 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,372,966 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,372,966 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 6 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 34,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 34,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 7 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KOVITZ INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 686,670 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,670 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 8 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MITCHELL A. KOVITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,775 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 686,670 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,670 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 9 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JONATHAN A. SHAPIRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 885 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 686,670 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,670 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 75689M101	Page 10 of 20

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Schedule 13D” or “Statement”) amends and restates the initial Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 filed with the SEC on December 29, 2010, as amended by Amendment No. 2 filed with the SEC on January 6, 2011, as amended by Amendment No. 3 filed with the SEC on January 24, 2011, as amended by Amendment No. 4 filed with the SEC on April 5, 2011, relating to the shares of common stock, $0.001 par value per share (the “Common Stock” or “Shares”) of Red Robin Gourmet Burgers, Inc. (the “Issuer” or “Red Robin”). The Issuer’s principal executive offices are located at 6312 S. Fiddler’s Green Circle, Suite 200N, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

This Schedule 13D is filed by the Oak Street Reporting Persons and the Kovitz Reporting Persons (each as defined below and collectively, the “Reporting Persons”).

(1)	Oak Street Reporting Persons.

(a), (b), (c) and (f).

The “Oak Street Reporting Persons” are Oak Street Capital SPV 1 LP (“Oak Street SPV”), Oak Street Capital Master Fund, Ltd. (“Oak Street Master”), Oak Street Capital Management, LLC (“Oak Street”), David Makula and Patrick Walsh.

Oak Street, a Delaware limited liability company, is the general partner of Oak Street SPV, a limited partnership organized under the laws of the State of Delaware. Mr. Makula is the sole Managing Member and Chief Investment Officer of Oak Street. Set forth on Schedule A annexed hereto, is the name and present occupation or employment of the directors of Oak Street Master, a Cayman Island exempted company.

The principal business of Oak Street SPV and Oak Street Master is investing in securities. The principal business of Oak Street is serving as the investment manager of Oak Street SPV, Oak Street Master and various other managed accounts (the “Oak Street Accounts”). Mr. Makula is the sole Managing Member and Chief Investment Officer of Oak Street Capital Management. The principal occupation of Mr. Makula is serving as the sole Managing Member and Chief Investment Officer of Oak Street. The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street. Mr. Makula and Mr. Walsh are citizens of the United States of America.

The business address of the Oak Street Reporting Persons is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

(d) and (e). During the last five years, none of the Oak Street Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)	Kovitz Reporting Persons.

(a), (b), (c) and (f).

The “Kovitz Reporting Persons” are Kovitz Investment Group, LLC (“Kovitz Investment Group”), Mr. Mitchell A. Kovitz and Mr. Jonathan A. Shapiro.

Kovitz Investment Group, a Delaware limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Kovitz is the Chief Executive Officer, Co-Chief Investment Officer and a member of Kovitz Investment Group. Mr. Shapiro is the Vice President, Co-Chief Investment Officer and a member of Kovitz Investment Group.

CUSIP No. 75689M101	Page 11 of 20

The principal business of Kovitz Investment Group is providing investment advisor and management services to various managed accounts (the “Kovitz Accounts”). The principal occupation of Mr. Kovitz is serving as the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group. The principal occupation of Mr. Shapiro is serving as the Vice President and Co-Chief Investment Officer of Kovitz Investment Group. Mr. Kovitz and Mr. Shapiro are citizens of the United States of America.

The business address of the Kovitz Reporting Persons is 115 S. LaSalle St. 27th Floor Chicago, IL 60603.

Set forth on Schedule A annexed hereto, is the name and present occupation or employment of each member of Kovitz Investment Group.

(d) and (e). During the last five years, none of the Kovitz Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

(1)	Oak Street Reporting Persons.

The Shares reported in this Schedule 13D as beneficially owned by the Oak Street Reporting Persons were acquired with funds of approximately $22,246,220 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Oak Street Reporting Person who beneficially owns such securities as well as Shares contributed by certain Kovitz Accounts to Oak Street SPV.

(2)	Kovitz Reporting Persons.

As indicated in Amendment No. 4 to this Schedule 13D, the Shares reported in this Schedule 13D as beneficially owned by the Kovitz Reporting Persons were acquired with funds of approximately $14,828,750 (including brokerage commissions). All such funds were provided from the funds of the Kovitz Accounts who beneficially own such securities. As indicated in Schedule B to this Amendment No. 5, the Kovitz Reporting Persons sold certain Shares since the filing of Amendment No. 4, reducing the funds used to acquire the Shares beneficially owned to approximately $14,597,182 (including brokerage commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares in the ordinary course of business for investment purposes based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons continually review their respective investments in the Issuer and other entities in which they have invested.

As part of that review, the Reporting Persons determined that they would seek a more active role in influencing the Issuer’s affairs in order to protect and maximize the value of their investments. To that end, Oak Street, on behalf of itself, Oak Street SPV, Oak Street Master, and the Oak Street Accounts, has: engaged in, and, subject to the Letter Agreement, may continue to engage in, discussions and correspondence with the Issuer’s management and Board of Directors (the “Board”) regarding alternative means to maximize stockholder value; engaged in, and, subject to the Letter Agreement, may continue to engage in, dialogues with other stockholders; and sought, and, subject to the Letter Agreement, may continue to seek, representation on the Board.

Letter Agreement and Appointment of Mr. Makula as Director. Effective as of April 5, 2011, the Issuer, David Makula and Oak Street entered into a Letter Agreement (the “Letter Agreement”) whereby the parties agreed that, subject to certain conditions, the Issuer will: (i) appoint Mr. Makula to the Issuer’s Board as a Class I director of the Issuer, effective April 5, 2011, to serve until the Issuer’s 2012 annual stockholders meeting (the “2012 Annual Meeting”); (ii) appoint Mr. Makula to the Audit Committee of the Board; (iii) increase the size of the Issuer’s Board from ten to eleven members; and (iv) reimburse the Reporting Persons for certain expenses incurred in connection with their investment in the Issuer.

Oak Street will, subject to certain conditions, withdraw its stockholder nomination letter, dated March 10, 2011, stating its intention to nominate Mr. Makula and Mr. Walsh to the Board.

CUSIP No. 75689M101	Page 12 of 20

Subject to certain conditions the Oak Street Reporting Persons, will, among other things: (i) support and vote for the election of certain persons nominated by the Issuer for election to the Board at the 2011 annual stockholders meeting (the “2011 Annual Meeting”); (ii) abstain or vote against any stockholder nominations for directors or other stockholder proposals at the 2011 Annual Meeting; and (iii) support and vote for certain other proposals at the 2011 Annual Meeting.

In addition, subject to certain conditions, the Oak Street Reporting Persons, will, during the period commencing on April 5, 2011 and ending on the date immediately following the day on which the 2012 Annual Meeting is held, or if later, such date that is five months following the latest date on which either Mr. Makula or his replacement ceases to be a director of the Issuer, among other things, refrain from: (i) making or participating in a solicitation of proxies with respect to the voting of any Shares; (ii) initiating any stockholder proposal; (iii) nominating any candidates for election to the Board; (iv) participating in any “group” with unrelated parties; (v) taking any public action to control or influence the management or policies of the Issuer; (vi) calling a special meeting of the Issuer’s stockholders; (vii) acquiring beneficial ownership of the Issuer’s stock in excess of 16.5% of the then-outstanding Shares; or (viii) publicly seeking a waiver of any of the foregoing. The Issuer and the Reporting Persons will also have certain mutual non-disparagement obligations during such period.

The description of the Letter Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 99.3 to this Statement, and is incorporated by reference herein.

Dissolution of Group. The Reporting Persons have previously disclosed in this Statement that as of December 8, 2010, the Oak Street Reporting Persons and the Kovitz Reporting Persons may have been deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) promulgated thereunder (the “Group”). Effective as of April 5, 2011, the Oak Street Reporting Persons and the Kovitz Reporting Persons have dissolved the putative Group and have agreed to refrain from coordinating efforts of the Oak Street Reporting Persons and the Kovitz Reporting Persons with respect to the voting and/or disposition of the Issuer’s Common Stock that is respectively beneficially owned by each party. As a result, effective as of April 5, 2011, the Kovitz Reporting Persons will have ceased to be deemed beneficial owners of more than five percent of the Common Stock, and henceforward will cease to be reporting persons hereunder. The Oak Street Reporting Persons hereby disclaim the existence of any group with the Kovitz Reporting Persons for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) promulgated thereunder.

Other Matters. Other than as set forth in this Item 4, the Oak Street Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Oak Street Reporting Persons intend to review their respective investments in the Issuer on a continuing basis, and to the extent permitted by law and subject to the Letter Agreement, may seek to engage in discussions with other stockholders and/or with management and the Board concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Oak Street Reporting Persons may, subject to the Letter Agreement, in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling of Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4. The Oak Street Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

Other than as set forth in this Item 4, the Kovitz Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Kovitz Reporting Persons intend to review their respective investments in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Kovitz Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling of Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4. The Kovitz Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

CUSIP No. 75689M101	Page 13 of 20

Item 5.	Interest in Securities of the Issuer.

(1)	Oak Street Reporting Persons.

(a), (b) and (c). As of April 5, 2011, the Oak Street Reporting Persons beneficially owned collectively an aggregate 1,407,666 Shares, constituting approximately 9.0% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer’s Annual Report on Form 10-K for the period ended December 26, 2010, filed with the SEC on February 26, 2011, hereinafter, the “Issuer Form 10-K”).

As of April 5, 2011, Oak Street SPV beneficially owned 494,424 Shares, constituting approximately 3.2% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

As of April 5, 2011, Oak Street Master beneficially owned 861,334 Shares, constituting approximately 5.5% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

As of April 5, 2011, Oak Street indirectly beneficially owned 1,372,966 Shares, including (i) the 494,424 Shares beneficially owned by Oak Street SPV; (ii) the 861,334 Shares beneficially owned by Oak Street Master; and (iii) 17,208 Shares beneficially owned by the Oak Street Accounts, constituting approximately 8.8% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

As of April 5, 2011, Mr. Makula indirectly beneficially owned the 1,372,966 Shares beneficially owned by Oak Street, constituting approximately 8.8% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

As of April 5, 2011, Mr. Walsh beneficially owned 34,700 Shares, constituting approximately 0.2% of the Shares outstanding (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

Oak Street is the sole general partner of Oak Street SPV and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street SPV beneficially owns. Oak Street, as the sole general partner of Oak Street SPV, has the sole power to direct the voting and disposition of the Shares that Oak Street SPV beneficially owns. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own.

Oak Street is the sole investment manager of Oak Street Master and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street Master beneficially owns. Oak Street, as the sole investment manager of Oak Street Master, has the sole power to direct the voting and disposition of the Shares that Oak Street Master beneficially owns. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own. Mr. Makula, as the sole Managing Member of Oak Street, has the sole power to direct the disposition of the Shares that Oak Street may be deemed to beneficially own.

Oak Street is the sole investment manager of the Oak Street Accounts and, accordingly, may be deemed to be the indirect beneficial owner of the Shares held in the Oak Street Accounts, none of which beneficially own more than five percent of the outstanding Shares. Oak Street, as the sole investment manager of the Oak Street Accounts, has the sole power to direct the voting and disposition of the Shares held in the Oak Street Accounts. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own. Mr. Makula, as the sole Managing Member of Oak Street, has the sole power to direct the disposition of the Shares that Oak Street may be deemed to beneficially own.

Mr. Walsh has the sole voting and dispositive power only with respect to the Shares he directly owns.

CUSIP No. 75689M101	Page 14 of 20

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Oak Street Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Oak Street Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,407,666 Shares, constituting approximately 9.0% of the outstanding Shares (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

The filing of this Schedule 13D and any future amendment by the Oak Street Reporting Persons, and the inclusion of information herein and therein with respect to Oak Street SPV, Oak Street Master, Oak Street and Messrs. Makula and Walsh, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of Oak Street SPV, Oak Street Master, Oak Street and Messrs. Makula and Walsh disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

On March 18, 2011, Oak Street Master Fund exercised options to purchase 450,000 Shares at the exercise price of $20.00 per Share, and Mr. Walsh exercised options to purchase 22,000 Shares at the exercise price of $20.00 per Share and 5,000 Shares at the exercise price of $15.00 per Share. All such transactions were effected in the open market. Such transactions have not materially affected such Reporting Persons’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act).

(d) and (e). Not Applicable.

(2)	Kovitz Reporting Persons.

(a), (b) and (c). As of April 5, 2011, the Kovitz Reporting Persons beneficially owned in the aggregate 686,670 Shares, constituting approximately 4.4% of the outstanding Shares (the percentage of Shares owned being based upon 15,619,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

Kovitz Investment Group may be deemed to be the indirect beneficial owner of the Shares by virtue of its sole investment discretion over and the power to dispose or to direct the disposition of the Shares held in the Kovitz Accounts, none of which beneficially own more than five percent of the outstanding Shares. Kovitz Investment Group does not possess, by agreement or otherwise, the power to vote, or direct the voting of the Shares held in the Kovitz Accounts.

Mr. Kovitz is the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group, and accordingly, may be deemed to be the indirect beneficial owner of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Kovitz as the Chief Executive Officer and Co-Chief Investment Officer of Kovitz Investment Group, has the shared power to direct the disposition of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Shapiro is the Vice President and Co-Chief Investment Officer of Kovitz Investment Group, and accordingly, may be deemed to be the indirect beneficial owner of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Shapiro as the Vice President and Co-Chief Investment Officer of Kovitz Investment Group, has the shared power to direct the disposition of the Shares that Kovitz Investment Group may be deemed to beneficially own. Mr. Kovitz and Mr. Shapiro also have voting power over certain Shares of the Issuer held in personal accounts, including certain trust accounts.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Kovitz Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Kovitz Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared dispositive power over) 686,670 Shares, constituting approximately 4.4% of the outstanding Shares (the percentage of Shares owned being based upon 15,618,936 Shares outstanding on February 22, 2011, as set forth in the Issuer Form 10-K).

The filing of this Schedule 13D and any future amendment by the Kovitz Reporting Persons, and the inclusion of information herein and therein with respect to Kovitz Investment Group, Mr. Kovitz and Mr. Shapiro, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Act, are the beneficial owners of any Shares in

CUSIP No. 75689M101	Page 15 of 20

which such persons do not have a pecuniary interest. Each of Kovitz Investment Group, Mr. Kovitz and Mr. Shapiro disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Kovitz Reporting Persons that have not been previously reported on the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on December 10, 2010, as amended. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) The Kovitz Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective Shares beneficially owned by them.

(e) As indicated in Item 4, effective as of April 5, 2011, the putative Group was dissolved. As a result, the Kovitz Reporting Persons will have ceased to be deemed beneficial owners of more than five percent of the Common Stock, and henceforward will cease to be reporting persons hereunder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 4 hereof, the Issuer, Mr. Makula and Oak Street entered into the Letter Agreement providing for the appointment of Mr. Makula as a Class I director of the Issuer, and certain support and standstill undertakings of the Reporting Persons.

On April 5, 2011, the Oak Street Reporting Persons and Kovitz Reporting Persons entered into a letter agreement whereby, among other things, the parties have dissolved the putative Group and have agreed to refrain from coordinating efforts of the Oak Street Reporting Persons and the Kovitz Reporting Persons with respect to the voting and/or disposition of the Issuer’s Common Stock that is respectively beneficially owned by each party.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of December 10, 2010 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the SEC. The 13D Joint Filing Agreement is incorporated by reference as Exhibit 1 hereto and is incorporated herein by reference in its entirety in this response to Item 6.

Certain of the Kovitz Accounts have made an investment in Oak Street SPV.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons dated December 10, 2010 (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock, $0.001 par value per share, of the Issuer filed December 10, 2010 by the Reporting Persons with the SEC)

Exhibit 99.3	Letter Agreement by and between Red Robin Gourmet Burgers, Inc., David Makula and Oak Street Capital Management, LLC dated as of April 5, 2011.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 6, 2011

OAK STREET CAPITAL SPV 1 LP

By:	Oak Street Capital Management, LLC, its General Partner

By:	/s/ David Makula
David Makula, Managing Member

OAK STREET CAPITAL MASTER FUND, LTD

By:	Oak Street Capital Management, LLC, its Investment Manager

By:	/s/ David Makula
David Makula, Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula, Managing Member

/s/ David Makula
David Makula, Individually

/s/ Patrick Walsh
Patrick Walsh, Individually

CUSIP No. 75689M101	Page 17 of 20

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 6, 2011

KOVITZ INVESTMENT GROUP, LLC

By:	/s/ Mitchell A. Kovitz
Mitchell A. Kovitz, CEO

/s/ Mitchell A. Kovitz
Mitchell A. Kovitz, individually

/s/ Jonathan A. Shapiro
Jonathan A. Shapiro, individually

CUSIP No. 75689M101	Page 18 of 20

SCHEDULE A

Members of Kovitz Investment Group, LLC

Name	Principal Occupation	Principal Business Address	Citizenship

Mitchell A. Kovitz	See Item 2	See Item 2	See Item 2

Marc S. Brenner	President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Jonathan A. Shapiro	See Item 2	See Item 2	See Item 2

Bruce A. Weininger	Vice President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Harold Gianopulos, Jr.	Vice President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Ted Rupp	Vice President	115 South LaSalle Street, 27th Floor, Chicago, IL 60603	USA

Directors of Oak Street Capital Master Fund, Ltd
Name	Principal Occupation	Principal Business Address	Citizenship

Ronan Guilfoyle	Manager of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	Ireland

Roger H. Hanson	Director of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	United Kingdom

David Makula	See Item 2	See Item 2	See Item 2

CUSIP No. 75689M101	Page 19 of 20

SCHEDULE B

KOVITZ INVESTMENT GROUP, LLC

COMMON STOCK

Securities Purchased / (Sold)	Price Per Share	Date of Purchase/Sale
(570)	$26.8053	3/31/11
(2,000)	$26.8000	3/31/11
(1,000)	$26.7810	3/31/11
(2,500)	$26.8028	3/31/11
(1,590)	$26.7907	4/4/11
(2,000)	$26.8853	4/4/11
(1,000)	$26.9165	4/4/11

CUSIP No. 75689M101	Page 20 of 20

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons dated December 10, 2010 (incorporated herein by reference from Exhibit 1 to the Schedule 13D related to the common stock, $0.001 par value per share, of the Issuer filed December 10, 2010 by the Reporting Persons with the SEC)

Exhibit 99.3	Letter Agreement by and between Red Robin Gourmet Burgers, Inc., David Makula and Oak Street Capital Management, LLC dated as of April 5, 2011